Exhibit 99.10

Pentwater Issues Public Letter on Corporate Governance to Rio Tinto Director Ben Wyatt

November 18, 2021 08:00 AM Central Standard Time

NAPLES, Fla.--(BUSINESS WIRE)--Pentwater Capital Management LP ("Pentwater"), the largest minority shareholder of Turquoise Hill Resources Ltd. ("Turquoise Hill") (TSX:TRQ) (NYSE:TRQ), wrote the following letter to Rio Tinto plc (“Rio Tinto” or “Rio”) (LSE:RIO) Director Mr. Ben Wyatt and the rest of the Rio Tinto Board. Unfortunately, neither Mr. Wyatt nor any other member of the Rio Tinto Board has responded to explain the continued corporate governance breaches Rio Tinto continues to inflict upon Turquoise Hill minority shareholders.

Dear Mr. Wyatt,

I write on behalf of Pentwater Capital Management, LP (“Pentwater”), the largest minority shareholder of Turquoise Hill Resources Ltd. (“TRQ”) to ensure that you are personally aware of how flagrantly your fellow members of the Rio Tinto board have and continue to breach all reasonable standards of appropriate corporate governance with regard to Rio’s controlled subsidiary, TRQ.

I am reaching out directly to you because you recently joined the Board of Rio Tinto after your retirement from the Western Australia Parliament. Given your notable interest in the rights of indigenous peoples, I assume that when you joined the boards of large corporations like Rio Tinto and Woodside Petroleum this year, your intention was to guarantee good governance and ensure the protection of the countries in which these companies operate.

When new board members take their seats, there is often the temptation to defer to the other, more “experienced” board members and C-suite corporate management types and to give the benefit of the doubt, at least for a time, to the corporate culture of the company one has joined. In the case of Rio Tinto, this would be a grave mistake, especially because you are legally and reputationally responsible for all decisions the Board collectively makes from your first day as a Director.

Of course, you have intimate knowledge of Rio’s brazen actions in Australia in regard to the Juukan Gorge, and I assume you are at least aware of other misconduct and resulting criminal and other government investigations across the globe, all of which at least occurred or were initiated well before you joined the Board. But there is one instance of flagrant, unacceptable corporate governance on the part of Rio that is coming to a head under your watch: Rio’s mismanagement and resulting coverup at the Oyu Tolgoi mine, at the cost of the people of Mongolia and TRQ minority shareholders.

TRQ owns 66% of the entity that owns the Oyu Tolgoi mine in Mongolia. The Government of Mongolia owns the other 34%. Rio Tinto’s interest in the mine is exclusively through TRQ. As TRQ’s majority shareholder, however, Rio Tinto has controlled the election of TRQ’s board of directors, has selected TRQ’s management team and generally exerts absolute control over all of TRQ’s actions. Rio Tinto’s interests in the mine, however, are conflicted, as Rio also serves as the mine’s contractor and TRQ’s primary negotiator with the Government of Mongolia. Remarkably, even in purported negotiations between Rio Tinto and TRQ regarding the mine, the TRQ representatives “negotiating” with Rio are often merely Rio Tinto employees temporarily seconded to TRQ. Rio has refused all attempts by minority shareholders of TRQ to have representation on the board.

At this very moment, Rio is in negotiations with the Government of Mongolia to compensate the government (which owns 34% of the Oyu Tolgoi mine) for the cost overruns and schedule delays caused by Rio Tinto. Hopefully you are aware that an independent group of experts, consisting mostly of mining experts formerly employed by Rio on the Oyu Tolgoi project, has already found that Rio Tinto itself was responsible for the $1.5 billion cost overrun and two year schedule delay. In addition, this same group of experts found that Rio hid these facts from both the government and shareholders. If you haven’t been provided with a copy of the nearly 200 page report, we encourage you to ask Rio’s management team for a copy. The report concludes that, “[Rio’s] lack of a comprehensive, overall project management and project controls team, beginning during project preparation and restart, is the fundamental reason for the project delay and cost overruns.” (ICG Peer Report, p. 17)

The key thing that has made the negotiations so difficult with the government of Mongolia is that Rio both failed to be honest about the schedule delays and cost overruns at the time they were happening and then ultimately fabricated a story about adverse geotechnical conditions to cover up its own lies and mismanagement. The report had the following to say on this topic:

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“The project began to fall behind schedule almost from the beginning. The sinking (and commissioning) of Shafts #2 & #5 was critical to completing HNL1 on schedule. Shaft #2, critical to support development and construction activities for the project, was completed 461 days behind schedule. This caused a delay in the mobilization of development crews, which is the fundamental reason that mine development is behind schedule. The project team never recovered from this delay.” (ICG Peer Report, p. 5)

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“It is inconceivable that Senior Management both on the Project site and in the higher-level committees were not aware of these shortcomings, as reports were generated on a regular basis by the schedulers who were working in the Project Controls section and by the relevant area managers. But there was also a culture on site that did not welcome negative albeit actual, reporting.” (ICG Report, p. 92)

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“ICG does not consider ground support variances due to design changes Key Geotechnical Parameter changes. The Rio Tinto statement that these isolated poorer than expected ground conditions significantly impacted the schedule is misleading and not supported in the documents reviewed.” (ICG Report, p. 111).

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In August 2018, Rio Tinto had its consultant, Broadleaf, conduct a range analysis of chances that the base date of 28 May 2021 for Sustainable Production “had a zero likelihood of being achieved.” (ICG Report, p. 44).

It has been publicly reported that a compensation package of over $2 billion has been offered to the government of Mongolia. Obviously, since Turquoise Hill (owner of 66% of the mine) has been harmed by Rio’s concealed mismanagement just like the Mongolian government, it is natural that Turquoise Hill should be compensated as well. However, Rio is not compensating Turquoise Hill at all. Instead, Rio Tinto is requiring TRQ to pay the compensation that Rio should be paying to the government of Mongolia. Press reports have stated that TRQ will be forgiving $1.6 billion of debt owed by Mongolia to TRQ as compensation for Rio’s lies and mismanagement.

This is outrageous. If Rio’s lies and mismanagement harmed the owners of the Oyu Tolgoi mine, then all the owners of the mine should be compensated. Rio should not be permitted to use its influence and control over TRQ to get TRQ to pay $1.6 billion for the damages Rio’s actions caused. TRQ minority shareholders are victims because of both the billions of dollars lost due to Rio’s concealed mismanagement of the underground construction and the billions of dollars that Rio is forcing TRQ to pay to the government of Mongolia to compensate it for Rio’s mismanagement.

Your resume suggests that you should care about corporate governance and the protection against exploitation of the citizenry of countries in which Rio Tinto operates. Among your accolades, you have been awarded the Australian Defense Medal. You also served as a lawyer in top Australian law firms and in the Office of the Director of Public Prosecutions. Perhaps most notably, you have served as the Western Australia Treasurer and Minister of Aboriginal Affairs, an awesome responsibility. You have broken glass ceilings for others who will follow in your footsteps and have demonstrated a dedication to public service that is admirable.

You were also criticized by some for joining the board of Rio Tinto; it is perhaps understandable why some might see your joining a bad corporate actor like Rio Tinto -- especially so soon after leaving public service where you were an outspoken defender of indigenous rights -- as concerning. To us, the fact that you joined Rio Tinto so soon after your retirement from public service could be read in one of two ways. Either you are using your social capital to obtain lush board seats, or you are a true reformer, believing that you can bring true change to the corporate culture of Rio Tinto and, thereby, greatly improving society. We hope that you are the latter.

In the next few weeks, there will likely be a compensation agreement reached with the government of Mongolia. As such, you will be forced to make a decision. Will you vote to allow Rio to continue to exert its complete control over Turquoise Hill to force Turquoise Hill and its minority shareholders to pay for Rio’s mismanagement and dishonesty? Or will you be an advocate for good corporate governance and use your voice to make sure that Rio does not force TRQ to pay over $1.6 billion to the government of Mongolia as compensation for Rio’s lies and project mismanagement?

It is unfathomable to us that you would jeopardize and forever blemish your otherwise commendable and storied resume as a fighter for the good and moral side of history, all for the sake of going along with the immoral actions undertaken by your fellow Board members and Rio Tinto management. This is why Pentwater is hoping that you can be one of the few people at Rio who actually starts to clean up the current culture of corruption and put in its place a genuine goal of operating Rio’s business honestly. What you decide will surely have significant consequences.

I would be very pleased to speak with you anytime regarding these matters to provide you with all of the information that I have learned over the past decade that we have invested in TRQ and Rio Tinto.

Kindest Regards,

Matthew Halbower
Chief Executive Officer
Pentwater Capital Management

Cc: Members of the Board of Directors of Rio Tinto plc

Contacts
David Zirin- Chief Operating Officer
Pentwater Capital Management
312-589-6401